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                              April 17, 2023

       Jesse A. Lynn, Esq.
       General counsel
       Icahn Enterprises L.P.
       16690 Collins Ave., PH-1
       Sunny Isles Beach, FL 33160

                                                        Re: Illumina, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed by Icahn Partners LP, Carl
                                                            C. Icahn et. al
                                                            Filed April 11,
2023
                                                            File No. 001-35406

       Dear Jesse A. Lynn:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed April 11, 2023

       General

   1. Refer to the following statements found in the soliciting materials filed on April 3, 5 and
                                                        11, 2023 pursuant to
Exchange Act Rule 14a-12. Please provide support for such
                                                        statements or refrain
from making such statements in the future:

                                                                 While it is
true that 7 of the 9 current board members of Illumina were handpicked by Mr. deSouza

                                                              deSouza    has
handpicked members of his board
                                                                 CEO Francis
DeSouza Replaced All But One Board Member

                                                        It is our understanding
that two current Illumina directors were appointed to Illumina   s
                                                        board of directors
prior to Mr. deSouza   s appointment as CEO. Further, disclosure in the
                                                           Background to the
Solicitation,       How We Are Selected and Evaluated    and    Who We
 Jesse A. Lynn, Esq.
FirstName   LastNameJesse A. Lynn, Esq.
Icahn Enterprises L.P.
Comapany
April       NameIcahn Enterprises L.P.
       17, 2023
April 217, 2023 Page 2
Page
FirstName LastName
         Are     Information About the Board    sections of Illumina   s
amended preliminary proxy
         statement filed on April 7, 2023 that describes Illumina   s approach
to evaluating and
         securing the appointment of new directors to its board appears to directly contradict the above statements.
2.       Refer to the following statements found in the    Case for Change
presentation filed on
         April 11, 2023 pursuant to Exchange Act Rule 14a-12. Please provide support for such statements or provide corrective disclosure:

                Various statements referring to the purchase price of GRAIL as $8 billion on some pages of the presentation and $10 billion on others
                   Under CEO Francis deSouza, ILMN   s core business has also
deteriorated due to a
              talent exodus
3. Refer to the following statements found in the preliminary proxy statement. Please provide support for the following statements or provide corrective disclosure:

                   The Insurance Agreement     which appears to have been
signed either immediately
              prior to the closing of the GRAIL transaction or perhaps after the fact and backdated
              (we don   t know and the Company won   t say)
                   The Company did not just increase its D&O coverage     it
provided yet another
              contract providing coverage to its directors immediately prior to when its directors were making decisions about the GRAIL transaction (or perhaps the Insurance
              Agreement was executed after the fact and backdated     it is
impossible to tell and the
              Company has thus far dubiously refused to provide any
explanation).
                Various statements throughout the proxy statement that Illumina s management has
                 incinerated,       destroyed,    etc. $50 billion in
shareholder value
                   Mr. Icahn and the other Participants do not understand why the Company is blinded by their obsession and will do anything in their pursuit of GRAIL

                   Mr. Icahn firmly believes that these interviews were merely perfunctory and that the
              Company did not consider the actual qualifications, skills and contributions that
              could be made by each of the Icahn Nominees to the Company   s
Board
                Statement that the Participants are opposing nominee    Robert
S. Epstein, as he is the
              Chairman of the Company   s Governance Committee, and we believe
that the
              Company has a terrible track record with respect to corporate governance matters

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202 551-3444.



                                                               Sincerely,
 Jesse A. Lynn, Esq.
Icahn Enterprises L.P.
April 17, 2023
Page 3
FirstName LastNameJesse A. Lynn, Esq.
                                        Division of Corporation Finance
Comapany NameIcahn Enterprises L.P.
                                        Office of Mergers & Acquisitions
April 17, 2023 Page 3
cc:       Corby J. Baumann
FirstName LastName